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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period April 1, 2002 to March 31, 2003
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

COMMISSION FILE NUMBER 000-26621

1999 National Information Consortium Employee Stock Purchase Plan
(Full title of the plan)

NIC INC.
10540 South Ridgeview Road
Olathe, Kansas 66061
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

12 Corporate Woods, 10975 Benson Street, Suite 390
Overland Park, Kansas 66210
(Former address of principal executive office, if changed since last report)

NIC Inc.
1999 National Information Consortium Employee Stock Purchase Plan
Contents

Page(s)
Report of Independent Auditors	1
Financial Statements
Statements of Financial Condition as of March 31, 2003 and 2002	2
Statements of Operations and Changes in Plan Equity for the periods ended March 31, 2003 and 2002	3
Notes to Financial Statements	4-6
Signatures	7
Consent of Independent Accountants	8

Report of Independent Auditors

To the Board of Directors of
NIC Inc. and the Participants of the
1999 National Information Consortium Employee Stock Purchase Plan

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in plan equity present fairly, in all material respects, the financial position of the 1999 National Information Consortium Employee Stock Purchase Plan (the "Plan") at March 31, 2003 and 2002, and the results of its operations and changes in plan equity for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 9, 2003

NIC Inc.

1999 National Information Consortium Employee Stock Purchase Plan

Statements of Financial Condition

March 31, 2003 and 2002

	2003	2002
Assets
Receivable from NIC Inc.	$2,023	$4,437

Total assets	$2,023	$4,437

Liabilities and Plan Equity
Amounts due to participants	$1,992	$4,376
Residual participant contributions	31	61

Total liabilities	2,023	4,437
Plan equity	—	—

Total liabilities and plan equity	$2,023	$4,437

The accompanying notes are an integral part of these financial statements.

NIC Inc.

1999 National Information Consortium Employee Stock Purchase Plan

Statements of Operations and Changes in Plan Equity

Years Ended March 31, 2003 and 2002

	2003	2002
Participant contributions	$100,533	$147,941
Purchases of NIC Inc. common stock	(72,487)	(84,612)
Participant withdrawals	(28,015)	(63,268)
Residual contribution amounts reserved for participants	(31)	(61)

Net additions	—	—
Plan equity at beginning of period	—	—

Plan equity at end of period	$—	$—

The accompanying notes are an integral part of these financial statements.

NIC Inc.

1999 National Information Consortium Employee Stock Purchase Plan

Notes to Financial Statements

March 31, 2003 and 2002

1. Description of Plan

        The purpose of the 1999 National Information Consortium Employee Stock Purchase Plan (the "Plan") is to provide employees of NIC Inc., formerly National Information Consortium, Inc., a Colorado corporation (the "Company"), an opportunity to purchase common stock of the Company. By means of the Plan, the Company seeks to attract and retain the services of persons of ability as employees and motivate such employees to exert their best efforts on behalf of the Company, any affiliate or other shareholder of the Company. Participants should refer to the Plan document for a more complete description of the Plan.

        The Plan was adopted by the Board of Directors of the Company on April 14, 1999 and by the shareholders at its Annual Meeting on May 4, 1999.

        The Plan year end is March 31. The date of inception was April 1, 2001.

        Common stock for the Plan is issued directly from the Company's authorized but unissued shares. The aggregate number of shares that may be issued under the Plan cannot exceed 2,321,688.

Eligibility

        Employees of the Company are eligible to participate in the Plan if the employee has been continuously employed for three months as of the enrollment date. In addition, the employee must work at least 30 hours a week for at least five months during a calendar year.

        An offering period is a twelve-month period beginning on April 1 of each year and ending on March 31 of each year (the "Offering Period"). Each eligible employee may enroll in the Plan during the open enrollment period, which is the 14 days prior to the start of an Offering Period.

Contributions

        A Plan participant may contribute from 1% to 15% of the participant's "compensation," as defined in the Plan, through after-tax payroll deductions during the Offering Period. Participants can increase, decrease or suspend their withholding percentage during an Offering Period. Additionally, a participant cannot accrue at a rate that exceeds $25,000 for a calendar year, as measured by the fair market value of shares (based on the fair market value of a share on the first day of an Offering Period). The Company holds contributions until the end of the Offering Period at which point the Company issues shares for the contributions received. No interest is paid or accrued on the participants' payroll deductions. Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes. The Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application of such amount to the purchase of shares at the end of each Offering Period in accordance with the Plan.

        Any accumulated contribution amount that is insufficient to purchase a whole share of common stock at the end of an Offering Period is carried forward and applied to the purchase of whole shares of stock in future Offering Periods or refunded to the participant upon withdrawal from the Plan. Such amounts are recorded as "Residual participant contributions" in the Statement of Financial Condition.

Participant withdrawals

        Participants may choose to withdraw from the Plan at any time during an Offering Period. Participants who terminate their employment with the Company are not eligible to continue participation in the Plan. Upon withdrawal, termination from employment or death, any accumulated contributions during an Offering Period are distributed to the employee or beneficiary, without interest, by the Company.

Stock purchase provisions

        On the first day of the Offering Period (the "Grant Date"), eligible employees are granted the option to purchase whole shares of the Company's common stock. On the last day of the Offering Period (the "Purchase Date"), the Company issues common stock to the participants. The purchase price per share of common stock issued by the Company is 85% of the lower of either the fair market value of the Company's common stock on the Grant Date or the Purchase Date. Fair market value is determined using the closing price of the Company's common stock as listed on the NASDAQ National Market. All shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the Purchase Date.

        Shares purchased pursuant to the Plan during the Offering Period from April 1, 2002 to March 31, 2003 and April 1, 2001 to March 31, 2002, were 48,731 and 32,504 shares, respectively. For the offering periods ended March 31, 2003 and 2002, the purchase price per share of common stock was $1.4875 and $2.603125, respectively.

Plan administration

        The Plan is administered by the Compensation Committee of the Company's Board of Directors. The Company pays all expenses of the Plan. Administrative expenses related to the Plan amounted to approximately $12,000 for the periods ended March 31, 2003 and 2002.

Plan termination

        Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

2. Accounting Policy

        The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

3. Federal Income Taxes

        The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code (the "Code"). Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Plan's management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

1999 National Information Consortium Employee Stock Purchase Plan
Date: June 27, 2003	By:	/s/ SAMUEL R. SOMERHALDER Samuel R. Somerhalder Executive Vice President, Operations and Administration NIC Inc.

QuickLinks

NIC Inc. 1999 National Information Consortium Employee Stock Purchase Plan Contents
Report of Independent Auditors
NIC Inc. 1999 National Information Consortium Employee Stock Purchase Plan Statements of Financial Condition March 31, 2003 and 2002
NIC Inc. 1999 National Information Consortium Employee Stock Purchase Plan Statements of Operations and Changes in Plan Equity Years Ended March 31, 2003 and 2002
NIC Inc. 1999 National Information Consortium Employee Stock Purchase Plan Notes to Financial Statements March 31, 2003 and 2002
SIGNATURES